SUBSIDIARIES OF THE COMPANY

Following is a list of the subsidiaries of the Company:

Jurisdiction of
Name of Subsidiary	Incorporation

Emulex Corporation	California

Hyland Enterprise Development, Inc.	California

InterConnections, Inc. (inactive)	California

Emulex Caribe, Inc. (in process of liquidation)	Delaware

InterConnections, Inc. (inactive)	Washington

Emulex Europe Limited (inactive)	United Kingdom

EXHIBIT 21